S

19011366

Securities and Exchange Commission
Trading and Markets

SEP 17 2019

RECEIVED

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-52109

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319
(No. and Street)

Amarillo (City) Texas (State) 79106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Black (806) 351-2953
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson & Sheldon, PLLC
(Name – *if individual, state last, first, middle name*)

500 S Taylor St, Suite 200 (Address) Amarillo (City) Texas (State) 79106 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Jim Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

Signature

CFO

Title

Notary Public

KELSEY B. WELCH
Notary Public, State of Texas
Comm. Expires 02-23-2020
Notary ID 128870998

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENERGYNET.COM, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED
December 31, 2018

**ENERGYNET.COM, LLC**

**TABLE OF CONTENTS**

**December 31, 2018**

# JOHNSON & SHELDON, PLLC
## CERTIFIED PUBLIC ACCOUNTANTS

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers of EnergyNet.com, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of **EnergyNet.com, LLC** (the Company) as of December 31, 2018, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of EnergyNet.com, LLC's financial statements. The Supplemental Information is the responsibility of EnergyNet.com, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Johnson & Sheldon, PLLC

**We have served as the Company's auditor since 2013.**

**Johnson & Sheldon, PLLC**
**Amarillo, Texas**
**February 20, 2019**


500 S. Taylor, Suite 200
P.O. Box 509
Amarillo,TX 79105-0509
Phone 806 / 371-7661

119 E. 4th St.
Hereford,TX 79045
Phone 806 / 364-4686

420 Florida St.
Pampa,TX 79065
Phone 806 / 665-8429

An independently owned member
RSM US Alliance

RSM

# FINANCIAL STATEMENTS

## ENERGYNET.COM, LLC

## STATEMENT OF FINANCIAL CONDITION
**December 31, 2018**

| | | 2018 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash | $ | 5,300,759 |
| Commissions receivable | | 1,158,159 |
| **Total Assets** | $ | 6,458,918 |
| **Liabilities and Member's Equity** | | |
| **Current Liabilities:** | | |
| Accrued liabilities | $ | 2,123,551 |
| Facility services fees payable - affiliate | | 512,500 |
| **Total Liabilities** | | 2,636,051 |
| **Commitments and Contingencies** (Note 3) | | |
| **Member's Equity** | | |
| **Total Member's Equity** | | 3,822,867 |
| **Total Liabilities and Member's Equity** | $ | 6,458,918 |

**See accompanying notes and report of independent registered public accounting firm**

## ENERGYNET.COM, LLC

## STATEMENT OF INCOME
## Year Ended December 31, 2018

| | | 2018 |
|---|---|---|
| **Revenues:** | | |
| Commissions - auction sales | $ | 10,598,214 |
| Commissions - negotiated sales and sealed bids | | 9,300,645 |
| Interest income | | 10,796 |
| Total Revenues | | 19,909,655 |
| **Expenses:** | | |
| General and administrative expenses | | 3,395,329 |
| Facilities service fees - affiliate | | 6,187,500 |
| Sales commissions | | 2,818,554 |
| Total Expenses | | 12,401,383 |
| **Income before Provision for Income Taxes** | | 7,508,272 |
| **Provision for Income Taxes** | | - |
| **Net Income** | $ | 7,508,272 |

**See accompanying notes and report of independent registered public accounting firm**

ENERGYNET.COM, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## Year Ended December 31, 2018

| | | Total Member's Equity |
|---|---|---|
| **Balance, January 1, 2018** | $ | 664,595 |
| Net income | | 7,508,272 |
| Distributions | | (4,350,000) |
| **Balance, December 31, 2018** | $ | 3,822,867 |

# ENERGYNET.COM, LLC

## STATEMENT OF CASH FLOWS
## Year Ended December 31, 2018

| | | 2018 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Income | $ | 7,508,272 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease (increase) in operating assets: | | |
| Commissions receivable | | (402,410) |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued liabilities | | 399,390 |
| Facilities services fees payable - affiliate | | 165,000 |
| Income taxes payable | | - |
| Net Cash Provided by Operating Activities | | 7,670,252 |
| **Cash Flows from Financing Activities** | | |
| Distributions paid | | (4,350,000) |
| Net Cash Provided by Financing Activities | | (4,350,000) |
| **Net Change in Cash** | | 3,320,252 |
| **Cash at Beginning of Year** | | 1,980,507 |
| **Cash at End of Year** | $ | 5,300,759 |
| **Supplemental Disclosures** | | |
| Income Taxes Paid | $ | - |
| Interest Paid | $ | - |

**See accompanying notes and report of independent registered public accounting firm**

# ENERGYNET.COM, LLC

## NOTES TO FINANCIAL STATEMENTS
## December 31, 2018

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EnergyNet.com, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

**Organization and Basis of Presentation**
EnergyNet.com, LLC is a Texas Limited Liability Company, headquartered in Amarillo, Texas. The Company is a broker registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in facilitating the sales of operated and non-operated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through either an Internet based live auction, sealed bid or negotiated sales process.

The Company reorganized its corporate structure effective March 9, 2017. Since March 9, 2017, EnergyNet.com, LLC is a wholly-owned subsidiary of ENET Holdings, LLC. ENET Holdings, LLC also wholly-owns EnergyNet Services, LLC, which operates the online auctions, sealed bid and negotiated sales processes and performs all back office duties of the auction process. EnergyNet.com, LLC has a Facilities Services Agreement with EnergyNet Services, LLC to provide all business services except securities licensed broker employees.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with initial maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash. At December 31, 2018, the Company did not have any cash equivalents.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Revenue Recognition**

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Online auction revenues are recognized at the expiration of the auction to the buyer with the highest bid that meets any seller's minimum reserve sales price or accepted by the seller. Sealed bid and negotiated sale revenues are recognized at the time and date when the buyer and seller agree to a purchase price and terms. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site or other auction processes.

Effective January 1, 2018, the Company adopted ASU 2014-09 (ASC 606) *Revenue from Contracts with Customers* on a modified-retrospective basis by recognizing the cumulative effect of adoption into the opening balance of retained earnings. ASC 606 requires the Company to 1) identify the contract with the customer, 2) identify the performance obligations in the contract, 3) determine the contract price, 4) allocate the transaction price, and 5) recognize revenue when or as performance obligations are satisfied. See Note 5 for further disclosure of revenue recognition.

**Income Taxes**

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Based on management's analysis, the Company did not have any material uncertain tax positions as of December 31, 2018. The Company is subject to income taxes in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions.

The Company's income taxes are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for the years 2015 and forward; Texas margin tax returns for tax years 2014 and forward.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Comprehensive Income**
The Company had no elements of comprehensive income other than net income for the year ended December 31, 2018.

**Subsequent Events**
The Company has evaluated subsequent events through February 20, 2019, the date the financial statements were available to be issued.

**Recent Accounting Pronouncements**
ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. In May 2014, the FASB issued a new accounting standard that requires recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The FASB has also issued several updates to ASU 2014-09. The new standard supersedes U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards. It also requires additional disclosures. The Company adopted the new revenue guidance effective January 1, 2018, and did not recognize any amount in the cumulative effect of initially applying the new standard and to its opening balance of member's equity.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Management of the Company is currently evaluating the impact of our pending adoption of the new standard on our financial statements.

## NOTE 2 - COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from EnergyNet Services, LLC, from closings of online auctions, sealed bid and/or negotiated sale transactions. Management individually reviews all delinquent commission receivable balances. All commissions receivable outstanding at December 31, 2018 were deemed to be collectible under normal terms.

## NOTE 3 - COMMITMENTS AND CONTINGENCIES

**Litigation**
The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

## NOTE 4 - NET CAPITAL REQUIREMENTS

EnergyNet.com, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, EnergyNet.com, LLC had net capital of $3,822,867, which was $3,647,130 in excess of its required net capital of $175,737, and aggregate indebtedness amounted to 68.95% of net capital. Therefore, management believes the Company was in compliance with its minimum net capital requirements and its related net capital ratio.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. EnergyNet.com, LLC handles no customer securities or accounts, and accordingly, is not subject to the requirements under SEC Rule 15c3-3, pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

Since its corporate reorganization on September 1, 2014, the Company's Membership Agreement with FINRA reflects the Company's minimum net capital requirement of $5,000. The Company's Membership Agreement with FINRA also reflects the Company may engage only as a "Broker selling oil and gas interests".

## NOTE 5 - REVENUE RECOGNITION

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Closing is determined to have occurred: 1) for commercial auction sales and State and Federal auctions, at the expiration of the auction where the high-bid meets all minimum reserves, 2) for negotiated sales and sealed bids at the time and date when the buyer and seller agree to a purchase price and all terms. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site. Due to the nature of the service provided by the Company, management has determined that the revenue recognition has a single performance obligation with performance taking place at the time of the successful close of the auction, and the transaction price being determined at the same time based on the agreed upon commission rate. Payment from the buyer for the auction proceeds, including commission, is generally due within two business days of the closing date.

Due to the final transaction price being determined at the same time as of the close of the auction, all commission revenues are recognized and recorded at a single point in time at the successful close of the auction.

The Company adopted ASC 606 using the modified retrospective method, and concluded that the adoption had no impact on the recording and reporting of revenue during 2018, or on items previously reported for the year ended December 31, 2017.

## NOTE 6 - CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2018, no single seller amounted to 10% or more of total commission revenue.

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash, commissions receivable and payables with affiliate.

## NOTE 7 - RELATED PARTY TRANSACTIONS

During 2018 EnergyNet.com, LLC paid distributions of $4,350,000 to ENET Holdings, LLC.

EnergyNet.com, LLC paid $6,187,500 of facilities service fees to its affiliate company EnergyNet Services, LLC during 2018 for the operations of the website for online auction, sealed bids and negotiated sales process. As of December 31, 2018 the Company owed EnergyNet Services, LLC $512,500 facility service fees payable.

## NOTE 8 - SUBSEQUENT EVENTS

EnergyNet.com, LLC made a cash distribution up to ENET Holdings, LLC in January 2019 in the amount of $1,800,000. This distribution was part of the normal course of business and did not affect the Company's Net Capital Position as a result of the distribution.

# SUPPLEMENTAL INFORMATION

## ENERGYNET.COM, LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF NET CAPITAL HEREIN WITH THE INITIAL CORRESPONDING UNAUDITED FILING

**December 31, 2018**

| | | 2018 |
|---|---|---|
| **Computation of Net Capital:** | | |
| Total stockholders' equity | $ | 3,822,867 |
| Deduct stockholders' equity not allowable for net capital | | - |
| | | 3,822,867 |
| **Deduct:** | | |
| Nonallowable assets: | | |
| Haircuts on securities: | | |
| Money market accounts | | - |
| Total deductions | | - |
| **Net capital** | $ | 3,822,867 |
| **Computation of aggregate indebtedness:** | | |
| Items included in the statement of financial condition: | | |
| Accrued liabilities | $ | 2,123,551 |
| Facilities services fees payable - affiliate | | 512,500 |
| Income taxes payable | | - |
| **Total aggregate indebtedness** | $ | 2,636,051 |
| **Percentage of aggregate indebtness to net capital** | | 68.95% |
| **Computation of basis net capital requirement** | | |
| Minimum dollar net capital requires at 6 2/3 percent | $ | 175,738 |
| Minimum dollar net capital required | $ | 5,000 |
| Net capital requirement (greater of above amounts) | $ | 175,738 |
| **Excess Net Capital** | $ | 3,647,129 |
| **Reconciliation with Company's computation** | | |
| Net capital, as reported in the Company's Part II (unaudited Focus report) | $ | 3,822,867 |
| Adjustments to estimated amounts recorded subsequent to filing the Company's unaudited Focus report | | - |
| Net audit adjustments | | - |
| Net capital per above | $ | 3,822,867 |

## ENERGYNET.COM, LLC

## SCHEDULE II – OTHER REQUIRED INFORMATION

## DECEMBER 31, 2018

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claim of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
EnergyNet.com, LLC
Amarillo, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* **EnergyNet.com, LLC** identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which EnergyNet.com, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and *(b)* EnergyNet.com, LLC stated that EnergyNet.com, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018, without exception. EnergyNet.com, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EnergyNet.com, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Johnson & Sheldon, PLLC

**Johnson & Sheldon, PLLC**

**Amarillo, Texas**

**February 20, 2019**


500 S. Taylor, Suite 200
P.O. Box 509
Amarillo, TX 79105-0509
Phone 806 / 371-7661

119 E. 4th St.
Hereford, TX 79045
Phone 806 / 364-4686

420 Florida St.
Pampa, TX 79065
Phone 806 / 665-8429

ENERGYNET 7201 I-40 West, Suite 319 / Amarillo, TX 79106 / phone: 806.351.2951 / fax: 806.354.2835

# EnergyNet.com, LLC's Exemption Report

**EnergyNet.com, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period January 1, 2018 to December 31, 2018, without exception.

EnergyNet.com, LLC

I, Jim D. Black, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** Jim D Black

Jim D. Black
Chief Financial Officer
7201 I-40 West, Suite 319
Amarillo, TX 79106

February 20, 2019